Exhibit 99.1

FANG PROVIDES UPDATE ON RESTRUCTURING

BEIJING, July 18, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today provided a further update on its proposed acquisition of a controlling stake in Chongqing Wanli New Energy Co., Ltd. (“Wanli”), a company listed on the Shanghai Stock Exchange (“SSE”) (stock code: 600847), and the sale of Wanli’s assets (such transactions, collectively, the “Restructuring”).

On July 18, 2016, the Company announced that Wanli had advised the Company that it had submitted an application for withdrawal of the application materials on the Restructuring to the China Securities Regulatory Commission (“CSRC”), considering that the relevant parties were unable to submit the required supplementary materials to the CSRC in a timely manner due to the workload. Wanli further advised the Company that it would resubmit updated application materials to the CSRC in due course.

The consummation of the Restructuring remains subject to the requisite internal approvals of the relevant parties and regulatory clearance, including by the CSRC. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all.

For further details of the foregoing transactions, please refer to public announcements made by Wanli, which are available at www.sse.com.cn, the official website of the SSE.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about Fang, please visit http://ir.fang.com.

About Wanli

Founded in 1992, Wanli is a manufacturer of storage batteries. Wanli’s shares have been listed on the Shanghai Stock Exchange since 1994.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the Restructuring. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, whether the Restructuring will receive the requisite approvals and clearance, whether the Restructuring will proceed as planned, the impact of the Restructuring on Fang’s business operations, the impact of Fang’s transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang’s implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China’s real estate market on Fang and the impact on revenues of Fang’s existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for Fang’s services, Fang’s ability to maintain and increase its leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in Fang’s quarterly operating results, Fang’s continued ability to execute business strategies including SouFun membership services and SouFun Online Shop, Fang’s ability to continue to expand in local markets, Fang’s reliance on online advertising sales and listing services and transactions for its revenues, any failure to successfully develop and expand Fang’s content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans Fang originates and resells and the performance of those loans in the future, Fang’s ability to successfully service and process customer loans for its own benefit and for the purchasers of those loans and any failure to successfully integrate acquired businesses in the event of future acquisitions.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com